April 7, 2017

Dear Travelers Companies shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #8 on the Travelers Companies 2017 proxy card, which asks the company to disclose workforce diversity metrics as well as diversity programs and policies. The shareholder proposal makes the following request:

Shareholders request that Travelers Companies prepare a diversity report, at a reasonable cost and omitting confidential information, available to investors including:
1. A chart identifying employees according to gender and race in major EEOC-defined job categories, listing numbers or percentages in each category;

2. A description of policies/programs focused on increasing gender and racial diversity in the workplace

The Employment Information Report EEO-1, or EEO-1 Report, is an annual workforce data survey companies are required to file with the Equal Employment Opportunity Commission (EEOC). The report asks employers to report employment data categorized by race/ethnicity, gender and job category.1 The chart provides ten pre-defined job categories and six race/ethnic categories.

This issue is of importance to shareholders because research from McKinsey and others found that companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity.  We are concerned Travelers is lagging behind industry peers like Allstate and MetLife who disclose and utilize comprehensive workforce diversity data to strategically advance diversity within their companies.

Rationale for a “Yes” Vote:

1.	Travelers does not disclose any quantitative workforce diversity data
•
Travelers does not disclose any quantitative workforce diversity data, or disclose results of diversity initiatives for its 30,000 employees. As a result, shareholders have insufficient information to determine if Travelers has been successful in expanding diversity into various roles within the company.

1 https://www.eeoc.gov/employers/eeo1survey/faq.cfm#About

o
Industry peers Allstate and MetLife report annual workforce diversity data consistent with the EEO-1 report.  By providing detailed workforce data these companies are able to demonstrate the progress of diversity initiatives throughout their companies.

o
Allstate outlines diversity as a strategic component of the company’s success and notes that the workforce diversity strategy “helps attract and retain high quality recruits and provide unique service and product offerings to a diverse customer base.”[2]

o	Similarly, MetLife’s Diversity & Inclusion strategy includes full EEO-1 disclosure and focuses on attracting top talent and employee inclusion.[3]
o	Aflac has recently committed to reporting its annual workforce diversity data.
o
Travelers’ statement of opposition highlights its commitment to diversity as well as several commendable diversity initiatives, however the company does not provide evidence that these programs have been successful. Further, Travelers believes that this level of disclosure requested would not accurately measure the company’s commitment to diversity, but it does not suggest any alternative way to measure the results of these programs. If the company is putting significant time and resources into these programs, should there not be proof that they work?

o	Other leading financial services firms such as U.S. Bancorp, JPMorgan, and Bank of New York Mellon provide greater transparency of workforce statistics consistent with the EEO-1 Report.
o	U.S. Bancorp states: “by providing this data publicly on an annual basis, we hold ourselves accountable to shifting these percentages over time.”[4]
o	BNY Mellon affirmed its commitment to transparency and accountability by providing annual EEO-1 data. As of 2015 women held 37% of vice president level manager roles at the company.[5]
o
In addition to disclosing annual EEO-1 data Bank of America states: “The diversity of our employees — in thought, style, sexual orientation, gender identity, race, ethnicity, culture, and experience — is essential to our ability to meet the needs of our diverse customers and clients.”[6]

•	In line with the spirit of the proposal, the Travelers board agrees “diversity is not just good business, it’s a business imperative.”
•
Without quantitative information we believe the company cannot persuasively demonstrate whether its diversity initiatives are successfully advancing women and people of color into varying ranks within the company. Therefore, investors cannot accurately determine if the company is capturing the potential business value associated with a highly diverse workforce.

2 https://www.allstate.com/diversity/workplace.aspx
3 https://www.metlife.com/assets/cao/contributions/diversity/2017EEO1DataWebsite_Disclosure.pdf
4 https://www.usbank.com/careers/workforce-demographics.html
5 https://www.bnymellon.com/us/en/_locale-assets/pdf/csr/bny-mellon-2015-csr-full-report.pdf
6 http://about.bankofamerica.com/assets/pdf/Bank-of-America-2015-ESG-Report.pdf

•
There is ample evidence that the financial services sector has not been successful in incorporating gender and racial diversity into senior roles. As a member of this industry, it is incumbent upon Travelers to demonstrate convincingly that this is not an issue for the company.

o
An analysis by Morgan Stanley found that while at first glance the financial services sector has larger representation of women than other sectors, it is appears that gender diversity is not evenly distributed throughout companies. “This suggests a drop-off in diversity moving from support jobs updates and thus a potentially missed opportunity for financial services.”[7] Without metrics we cannot determine what portion of the Travelers workforce is women and whether men and women are equally represented in senior roles.

o
Other asset management firms have begun acknowledging the lack of gender diversity in senior roles. In August, 2016 seven global asset managers including BlackRock, Capital Group, and Fidelity, shared diversity statistics which show, on average, that women represent nearly one-half of their workforces but represent just one-quarter of senior staff.[8]

•	Without key quantitative information investors cannot discern whether Travelers has identified areas that present the greatest opportunity for diversity growth.
•
A successful diversity strategy should establish clear goals and objectives driven from the current workforce demographic. McKinsey suggests establishing a “fact base” before creating targeted initiatives.[9]

2.	Evidence finds that greater workforce diversity may lead to better business outcomes
•
A McKinsey & Company 2016 report entitled Why Diversity Matters found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity.[10] The report found that companies in the top quartile for gender or racial ethnicity are more likely to financially outperform national industry medians. Specifically, companies with greater ethnic diversity were 35% more likely to outperform those without ethnic diversity while companies in the top quartile for gender diversity were 15% more likely to outperform.[11]

•	According to 2017 research by Morgan Stanley, companies with higher gender diversity tend to have better fundamentals and better risk-adjusted performance.[12]

7 Zlotnicka et al, Gender Diversity: Profile of the Financial Sector. Morgan Stanley Research. 2017
8 https://www.ft.com/content/2e3a7dbe-5b09-11e6-9f70-badea1b336d4
9 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters
10 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters
11 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters
12 https://www.morganstanley.com/ideas/gender-diversity-investment-framework

•	Research from McKinsey found: “for every 10 percent increase in racial and ethnic diversity on the senior-executive team, earnings before interest and taxes (EBIT) rise 0.8 percent.”[13]
•	McKinsey reports that diversity within leadership can help a company “secure access to more sources of talent, gain a competitive recruitment advantage, and improve its global presence.”[14]

3.	The Proposal’s request is not cost prohibitive
•
Travelers Companies is required by law to submit the EEO-1 Report to the Equal Employment Opportunity Commission. The chart identifies employees according to gender and race in ten major EEOC-defined job categories, listing numbers or percentages in each category. To satisfy the proposal Travelers would simply need to make this chart publicly available. This means that disclosing the company’s EEO-1 chart would not be cost prohibitive. In fact, the cost should be minimal.

For all the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #8.

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
bmurphy@trilliuminvest.com
617-532-6662

13 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters
14 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

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